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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Rayware To Update And Customize Legacy Business Systems With Magic Software’s eDeveloper

Europe’s Largest Distributor Of Housewares To Modernize All Business And Operational Processes From Purchase Ordering To Warehouse Control

Irvine, California (February 11, 2004) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today a new customer win with Rayware, an internationally known supplier of housewares to the retail trade, based in the U.K. Rayware has selected Magic’s eDeveloper application development environment (www.magicsoftware.com/edeveloper) to build a new distributed client server and web-based enterprise solution that will replace their existing business and operational processes from purchase ordering to warehouse control.

In the thirty years since its foundation, Rayware has developed into a leading international supplier of housewares. Their product range covers glassware, ovenware, tableware, giftware, cookware, kitchen tools and textiles with designs that are famous for color, originality, excellent quality and value.

The new system, to be developed in-house using eDeveloper, will allow Rayware to add enhanced functionality as required, quickly and easily and provide the necessary integration between applications to ensure the smooth and efficient running of the operational business. In addition, eDeveloper will eliminate the costly maintenance associated with its current system.

In recent years, Rayware’s operational needs have grown considerably and the existing off-the-shelf applications and systems were becoming inflexible, difficult and costly to maintain, and did not offer the high degree of integration necessary for the future growth of Rayware.

“We were looking to replace our current systems with something that would provide us with more flexibility and integration between applications,” said Maria Pearman, IT Manager of Rayware. “At the same time we also wanted an open solution that would allow us to easily upgrade our technology in the future. One of our partners had already developed some systems in eDeveloper and recommended it to us. Upon further investigation we found that eDeveloper addressed all of our issues including ease of use, speed and flexibility.”

“As with many of our other customers that have both a manufacturing and distribution side to their business,” said Regev Yativ, Managing Director of Magic EMEA, “Rayware has discovered that the flexibility and speed of development that eDeveloper offers, combined with its integration capabilities, provides a simple solution to complex systems development.”

The initial stage of the migration to the new system, expected to go live early in 2004, involves the development of a loading and distribution application that will allow Rayware to track the unloading of containers, assign stock, manage inventory movement and deliver management data.

Critical in the selection of eDeveloper was the ability to integrate the new applications with Cobol-based legacy systems allowing deployment of the new system to be phased.  In addition, the business rules capabilities available with eDeveloper, allows Rayware to shorten the development cycle whilst allowing its business users to be involved in the creation of the new systems and incorporate their changes and ideas more easily.

About Rayware Group

Rayware Group (Liverpool, UK), a privately owned company, has been trading for over        30 years and is a leading international supplier with a product range covering glassware, ovenware, tableware, giftware, cookware, kitchen tools and textiles.  It currently employs over 125 people and has distributors and partners across the world. Rayware can be contacted at telephone: +44(0) 151 486 1888, fax: +44(0) 151 486 1467 or from their website, http://www.rayware.co.uk/.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  Magic’s EMEA headquarters is located at Pelmolen 17 3994 XX Houten in the Netherlands, telephone: +31-30-656 6266, fax: +31-30-656 6277. Magic’s North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone: (949) 250-1718, fax: (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 11 February 2004, 2004